40-202A/A

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

File No. 803-189

In the Matter of
SLICK ENTERPRISES, INC

First Amended and Restated Application for an **Order** under Section 202(a)(11)(F) of the Investment Advisers Act of 1940 Declaring the Applicant to be a person Not Within the Intent of the Investment Advisers Act.

Please direct all communications regarding the Application to:

Earl F. Slick
President
Slick Enterprises, Inc.
P. O. Box 5958
Winston-Salem, NC 27113

With a copy to:

Robert E. McLaughlin
Steptoe & Johnson LLP
1330 Connecticut Avenue, N.W.
Washington, DC 20036

Dated: March 22, 2007.

TABLE OF CONTENTS

I. INTRODUCTION

Slick Enterprises, Inc. ("Slick Enterprises") hereby submits this First Amended and Restated Application (the "Application") for an Order under Section 202(a)(11)(F) of the Investment Advisers Act of 1940 (the "Act") declaring it to be a person not within the intent of the Act. Slick Enterprises is a "family office" that conducts the investment affairs and manages assets of the Slick family. It performs investment services exclusively for the members of the extended Slick family including trusts and other entities created by, and for the benefit of, that family. Earl Frates Slick ("Earl Slick") owns one hundred percent of the stock of Slick Enterprises.

II. BACKGROUND INFORMATION CONCERNING THE SLICK FAMILY AND SLICK ENTERPRISES

The Slick family consists of Earl Slick, his wife Jane Pierce Slick ("Jane Slick"), their lineal descendants, one adopted daughter of a lineal descendant and the spouses and former spouses of their lineal descendants ("Slick Family"). For ease of reference, the Slick Family organizes itself into four generations with Earl Slick and Jane Slick considered to be the "first generation." There are currently three other generations in the Slick Family, including a total of eight (8) individual members as indicated below:

- the child of the "first generation" of the Slick Family (the 2nd generation)(1 individual)
- the children of the 2nd generation and their spouses (the 3rd generation)(4 individuals)
- the children (including an adopted daughter) of the 3rd generation (the 4th generation)(3 individuals)

The 4th generation members are minor children.

The only non-lineal descendant members of the Slick Family who currently receive investment advisory services from Slick Enterprises are the spouses of the children of the second generation and the adopted daughter of a member of the 3rd generation..

Slick Enterprises was incorporated on December 11, 2002 in North Carolina. Earl Slick and Phyllis Slick Cowell, the daughter of Earl Slick, are the only directors of Slick Enterprises. Earl Slick, Phyllis Slick Cowell and two non-family employees of Slick Enterprises constitute its senior officers. For more than fifty years prior to Slick Enterprises' incorporation, Earl Slick operated his business enterprises in unincorporated form under the name of Slick Enterprises. Slick Enterprises is a "family office" that enables the Slick Family to manage certain of the assets of the Slick Family in an economic and efficient manner. Slick Enterprises offers investment advice only to individual members of the Slick Family, entities wholly owned directly or indirectly by the members of the Slick Family, various trusts, the sole beneficiaries of which are members of the Slick Family (each such wholly owned entity or trust is referred to herein as a "Slick Family Investment Entity"), and the Slick Family Foundation (the "Foundation"), a charitable entity created and funded solely by Earl Slick. The Foundation is administered by a Board of Directors which is currently composed of Earl Slick, four other members of the Slick Family and three non-family senior employees of Slick Enterprises.

Slick Enterprises provides investment advisory services only to members of the Slick Family, the Slick Family Investment Entities and the Foundation. Slick Enterprises generally advises members of the Slick Family, the Slick Family Investment Entities and the Foundation on investments in public and private securities and real estate. Often, Slick Enterprises has discretion to buy or sell securities on behalf of the members of the Slick Family, or the Slick Family Investment Entities. This discretionary account management focuses on the long-term capital appreciation and income needs of the Slick Family. Slick Enterprises also provides administrative and tax services to members of the Slick Family, the Slick Family Investment Entities and the Foundation. These services include estate and tax planning, and insurance reviews, preparation and analysis of financial statements, real estate management services, determining and implementing asset allocations, safekeeping and physical handling of securities, collection of income from securities, keeping of books of account and records, preparation and filing of income and gift tax returns, payment in some cases of certain family, household and personal expenses and rendering investment advice.

Slick Enterprises also acts as the manager of, and/or provides administrative and tax services, including tax preparation services, bill-paying and bookkeeping services, bank account management services, shareholder communications services, and shareholder billing services (for their share of expenses), to various partnerships, limited liability companies, limited liability partnerships, "C" corporations and "S" corporations created by Earl Slick, or other members of the Slick Family, for the purpose of investing in and/or operating other businesses. All except four of these entities (each referred to hereinafter as a "Single Purpose Entity") are wholly-owned by members of the Slick Family and/or Slick Family Investment Entities. The four which are not wholly-owned by members of the Slick Family are Oleander-Naples, LLC ("Oleander"), MRV Investors, LLC ("MRV"), MRV Investors II, LLC ("MRV II") and BRA Investors, LLC ("BRA").[1]

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[1] Members of the Slick Family have also invested in a number of limited liability companies created by members of the Slick Family to invest in specific real estate ventures. Four Slick Family employees, including the three who own interests in the four Single Purpose Entities described above, have been provided minority ownership interests in five such limited liability companies. These minority interests were provided to these employees for nominal consideration as part of such employees' incentive compensation. Although an entity wholly owned by members of the Slick Family acts as the manager of these five limited liability companies, neither

Each of these four Single Purpose Entities was formed to serve primarily as an investment vehicle for the Slick Family. Each was formed under the direction of Earl Slick, as a single purpose entity to make a specific investment in a specific asset or assets. Each Single Purpose Entity was formed when an investment opportunity was presented to a member of the Slick Family or a Slick Family employee.

Oleander owns a residential rental property. MRV and MRV II own minority interests in a limited liability company that is developing unmanned marine sentinels for manufacture. BRA owns a minority interest in a privately held corporation that is developing software to determine the most efficient development of residential and commercial property.

Slick Family members own approximately 80%, 80%, 50% and 62.5% of Oleander, MRV, MRV II and BRA, respectively. Three senior officer-employees of the Slick family (collectively, the "Slick Family Employees") own, directly or indirectly, the balance of these four entities. Two of the Slick Family Employees have been employed directly by the Slick Family for more than twenty years and the third provided legal services to the Slick Family as a member of a law firm for more than 20 years before being employed directly by Slick Enterprises in 2002.

Earl Slick determined which Slick Family Employees would be given the opportunity to participate in each of the Single Purpose Entities and the amount of participation that each such Employee could have. Each Slick Family Employee who was given an opportunity to invest, did his or her own due diligence and made his or her own decisions before determining to participate

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that entity nor any employee of that entity provides investment advice on securities to any of the five limited liability companies.

Neither Slick Enterprises nor any employee of Slick Enterprises provides any investment advice or any other services to any of these five limited liability companies.

in the investment. Each of the three Slick Family Employees is a sophisticated and knowledgeable investor. In some cases, one or more of these Employees was instrumental in locating the particular investment opportunity for the Slick Family. For example, the two Slick Family Employees who are part owners of BRA originally recommended the investment to Earl Slick. Neither Slick Enterprises nor any member of the Slick Family provides investment advice to any non-Slick Family members in making an investment opportunity available.

Neither Slick Enterprises nor any employee of Slick Enterprises provides investment advice on securities to any of the Single Purpose Entities. Slick Enterprises acts as the manager of and provides clerical, administrative and tax-related services to the Single Purpose Entities. Services provided are generally limited to the collection of amounts due from, and the payment of amounts due to, the members of the Entities, payment of the Entities' bills, member communications, keeping of books of account and records, and preparation of income tax statements or returns for members and the Entities. Although the assets of several of these Single Purpose Entities, including BRA, consist of shares of stock or other securities in a single venture, in each such case, the Single Purpose Entity is a passive investor in an illiquid investment. The management and disposition of the assets of each such Single Purpose Entity are governed by the terms of the Entity's Operating Agreements and other governing instruments. The Single Purpose Entity's ability to deal with its assets in such cases is also limited by the agreements it enters into with the underlying investee. The investment is either successful or it is not. Any returns on the investment are distributed to the Entity's members.

Slick Enterprises currently has eight (8) non-family member employees who assist it in its day-to-day operations, including administrative personnel. Although some of these non-family members assist Earl Slick in the day-to-day management of the family's assets, including one who spends a substantial part of her time on security selections, Earl Slick owns all of the stock of Slick Enterprises and currently either he or Phyllis Slick Cowell supervise the Slick Enterprises employees in providing investment advisory services to the Slick Family, the Slick Family Entities and the Foundation. While Earl Slick is eighty-six (86) years old and it is expected that his participation will be reduced in future years, his shares of Slick Enterprises will be inherited by Ms. Cowell, his only child, upon his death. Moreover, Ms. Cowell has a limited power of attorney, giving her the power to vote the Slick Enterprises shares held by Earl Slick in the event of his incapacitation. Thus, the Slick family will continue to own and control Slick Enterprises for the foreseeable future.

Slick Enterprises does not solicit clients, use a third person or firm to solicit clients, or hold itself out to the public as an investment adviser. Slick Enterprises is not designed, nor does it function, to maximize profit for the Slick Family.[2] The fees it charges for its services are designed so as to allocate the costs incurred in providing the services to the various entities that it serves.

III. REQUEST FOR AN ORDER

Section 202(a)(11) of the Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities . . . ."

[2] Slick Enterprises understands and acknowledges that a person falls within the definition of investment adviser under Section 202(a)(11) of the Advisers Act so long as it receives compensation for providing advisory services, regardless of whether such person profits from the compensation.

Section 203(b) of the Act provides for the following exceptions from registration under Section 203(a). The first exception for "intrastate" investment advisers is not available to Slick Enterprises because not all of Slick Enterprises' "clients" are residents of North Carolina where Slick Enterprises has its principal place of business. In addition, Slick Enterprises does not intend to limit its investment management services to unlisted securities because Slick Enterprises believes such a restriction would be inconsistent with its fiduciary obligations to manage Slick Family assets in a prudent manner. Second, Slick Enterprises' "clients" are not insurance companies. Although the third exemption for "private" investment advisers is available to Slick Enterprises at this time because Slick Enterprises currently has fewer than fifteen "clients" for purposes of Section 203(b)(3) of the Act, the Slick Family continues to grow and, at some time in the future could include 15 or more members. Accordingly, this exemption could be lost if the Slick Family grows to such numbers. The fourth exception is not available to Slick Enterprises because it is neither a charitable organization, as defined in Section 3(c)(10)(D)(iii) of the Investment Company Act of 1940, nor a trustee, director, officer, employee, or volunteer of such a charitable organization. The fifth exception is not available to Slick Enterprises because it is not a plan described in Section 414(e) of the Internal Revenue Code of 1986, as amended, a person or entity eligible to establish and maintain such a plan, or a trustee, director, officer, or employee of or volunteer of any such plan or person. The sixth exception is not available to Slick Enterprises because it is not a commodity trading adviser registered with the Commodity Futures Trading Commission.

Slick Enterprises requests an exemption from registering under Section 203(a) of the Act for the following reasons:

i) Slick Enterprises is the "family office" for the Slick Family; it does not provide investment advice on securities to any individuals or entities other than the Slick Family, entities wholly-owned by, or for the benefit of, members of the Slick Family and the Foundation.

ii) Slick Enterprises does not hold itself out to the public as an investment adviser; and

iii) the advisory fees that Slick Enterprises receives are designed to cover its salaries and other costs, and historically have been set so as not to maximize any profit for Slick Enterprises.

Accordingly, Slick Enterprises requests that the Commission issue an Order pursuant to Section 202(a)(11)(F) declaring it not to be a person within the intent of the Act.

IV. DISCUSSION

A. Slick Enterprises Does Not Hold Itself Out As An Investment Adviser

Slick Enterprises does not hold itself out to the public as an investment adviser. Slick Enterprises is not listed in the phone book or any other directory as an investment adviser, and does not engage in any advertising. Slick Enterprises does not attend investment management-related conferences as a vendor and does not conduct any marketing activities. Slick Enterprises will not solicit or accept any new investment client (either retail or institutional) that is not a member of the Slick Family or an entity wholly-owned by, or for the benefit of, members of the Slick Family. Slick Enterprises does not provide investment advice on securities to anyone other than members of the Slick Family, entities wholly-owned by, or for the benefit of, Slick Family members and the Foundation.

B. Slick Enterprises' Fees are Designed to Allocate Slick Enterprises' Costs, Not to Maximize Profit for Slick Enterprises

The payments that Slick Enterprises receives for its services are at or below market prices for such services because they are intended generally to cover Slick Enterprises' costs for providing such services. The fee structure varies. Some services have a fixed fee, i.e., preparation of tax returns; others may be based on a percentage of the amount on the investment; other services are billed based on an hourly rate. Slick Enterprises' situation is clearly unlike (i) a broker-dealer that charges a competitive brokerage commission when effecting securities transactions that are related to the giving of investment advice, (ii) an insurance agent who receives a competitive sales commission when a client pays a premium to acquire insurance that is related to the giving of investment advice, or (iii) a financial planner who may get paid a flat fee which exceeds his or her costs for designing a financial plan that is related to the giving of investment advice. In each of those situations, the receipt of investment advisory income can be inferred from the services rendered and competitive rates. By contrast, the Slick Family did not create Slick Enterprises with the intent of maximizing profit for the corporation. The fees Slick Enterprises receives have been designed (and periodically adjusted) to allocate Slick Enterprises' costs among the family members.

C. There is No Public Interest in Requiring Slick Enterprises to Be Registered Under the Act

Slick Enterprises is a private organization that was formed to be the "family office" for the Slick Family. All of Slick Enterprises' investment "clients" have a close relationship with the Slick Family in that they are all either immediate members of the Slick Family, a Slick Family Investment Entity or the Foundation, a charitable entity. While Slick Enterprises does act as manager of, and provide administrative services to, four entities which are not wholly owned by the Slick Family, but which were created by the Slick Family, as vehicles for making single purpose investments for the Slick Family, Slick Enterprises does not provide investment advice on securities to these entities or to the three senior officer-employees of the Slick Family who own minority (or in one case 50%) interests in these entities. All other entities managed by Slick Enterprises are beneficially wholly-owned by members of the Slick Family. There are no public "clients." Slick Enterprises' services are tailored exclusively to the needs of the Slick Family, not the needs of the public. Additionally, Slick Enterprises has never solicited, and does not plan to solicit or accept, clients from the public. Indeed, it does not now and does not intend in the future, to provide investment advice on securities to any person other than a member of the Slick Family, an entity which is solely owned by or for the benefit of one or more members of the Slick Family and the Foundation. The Act was intended to protect the public by regulating investment advisers engaged in the business of providing advice regarding securities. However, because Slick Enterprises will undertake no investment advisory services with respect to the public, there is no need to apply the Act to Slick Enterprises' activities.

Slick Enterprises was organized to provide a "family office" for the Slick Family and that is, and will be, its sole purpose for its existence. To require Slick Enterprises to register as an investment adviser does not advance the public interest and is not in the best interest of the Slick Family. Slick Enterprises believes that it is in the public's interest that an order under Section 202(a)(11)(F) be issued.

V. PRECEDENT

The relief requested in this Application is substantially similar to that granted by the Commission in a number of situations. In Adler Management, LLC, Investment Advisers Act Release 2500 (March 21, 2006) (notice) and 2508 (April 14, 2006) (order), a company was organized as a "family office" to provide investment advisory services to a family, to entities that were beneficially and solely owned by (with one exception), or solely for the benefit of, family members, and to charitable entities that were created and administered under the discretion of family members.

The company was owned exclusively by, and its board of directors was composed exclusively of, family members. The company provided a wide range of administrative services to its clients, including recordkeeping, bookkeeping and accounting services, tax return preparation and tax planning services, insurance and risk management services, and estate planning and real asset management services. The company's fees covered only its costs and were not intended to generate a profit. The company did not hold itself out to the public as an investment advisor, was not listed in any telephone book or any other directory as an investment advisor, and did not engage in advertising or soliciting.

Similar to Adler Management, Slick Enterprises does not hold itself out to the public as an investment advisor, is not listed in any telephone book as an investment advisor, does not advertise or conduct marketing activities, and charges fees that cover costs as they are not intended to maximize profit for Slick Enterprises. Slick Enterprises provides investment advice on securities only to Slick Family members, entities wholly-owned by, or for the benefit of, Slick Family members, and a foundation created and funded solely by Slick Family members. The Commission determined that Adler Management, LLC was not a person within the intent of section 202(a)(11) of the Act.

In Riverton Management, Inc., Investment Advisers Release 2459 (December 9, 2005) (notice) and 2471 (January 6, 2006) (order), a corporation was formed to serve as a "family office" to monitor the investments and businesses of a family.

The corporation provided investment advisory services to members of a single family and business and non-business entities controlled by family members. Slick Enterprises, similar to

Riverton Management, provides investment advice on securities only to Slick Family members, entities wholly-owned by, or for the benefit of, Slick Family members, and a foundation created and funded solely by Slick Family members.

In Riverton Management, the corporation's investment advisory services consisted of only 16 percent of its business and included monitoring third-party investment advisors, managing asset allocations and providing advice on the purchase and sale of mutual funds. The bulk of the corporation's services were non-advisory and included real estate management, tax and estate planning, trust administration, cash flow management, and other administrative services. Although the percentages of advisory and administrative services provided by Slick Enterprises may vary from that provided in Riverton Management, Slick Enterprises provides a similar mix of investment advisory, administrative, and tax services to its clients.

Similar to Slick Enterprises, the fees charged by Riverton Management, were not intended to maximize profit for the corporation, and Riverton Management did not hold itself out to the public as an investment advisor, was not listed in any telephone book or any other directory as an investment advisor, and did not engage in advertising or soliciting. The Commission determined that Riverton Management, Inc was not a person within the intent of section 202(a)(11) of the Act.

In Parkland Management Company, LLC, Investment Advisers Release 2362 (February 24, 2005) (notice) and 2369 (March 22, 2005) (order), a company was formed to manage the investments and assets of a family. Similar to Slick Enterprises, Parkland Management operated as a "family office" and provided investment and asset allocation advice to family members, recommended investment advisors to family members, and provided administrative, tax, and financial services to family members.

The company served as the general partner to three partnerships that were wholly-owned by family members and that held investments in private equity funds and hedge funds managed by third parties. The company provided investment advisory services to certain trusts, partnerships, limited liability companies, corporations and other entities that were wholly-owned or controlled by family members and that were created for the sole benefit of family members, or for the benefit of both family members and charitable organizations, and to foundations that were created by family members. Slick Enterprises provides investment advice on securities only to Slick Family members, entities wholly-owned by, or for the benefit of, Slick Family members, and to a foundation created and funded solely by Slick Family members.

Similar to Slick Enterprises, Parkland Management did not hold itself out to the public as an investment advisor, was not listed in any telephone book as an investment advisor, did not conduct any advertising or soliciting, and provided a limited number of administrative services to its clients including travel planning, bill paying, payroll administration, household staff supervision and estate planning services. Also similar to Slick Enterprises, the fees charged by Parkland Management did not, and were not, intended to a maximize profit for the corporation. The Commission determined that Parkland Management Company, LLC was not a person within the intent of section 202(a)(11) of the Act.

In the Matter of Longview Management Group LLC, Investment Advisers Act Release 2008 (January 3, 2002) (notice) and 2013 (February 7, 2004) (order), a company was formed to conduct the investment affairs and manage the assets of a family. The company was registered as an investment adviser and performed advisory and portfolio management services for the family members, and for individual accounts, trusts, corporations, partnerships and other entities beneficially owned by or for the benefit of various members of the family and which were operated by the family.

The company provided portfolio management services to charitable entities created by the family and administered under the sole discretion of the family, charitable entities created by the family but under the control of an independent board of directors, which included members of the family and a charitable entity formed and funded by friends of a family member after his death and managed by the company.

The company also provided advisory and portfolio services for the assets of a small number of individuals who were not members of the family. The company managed assets for the families of two longtime now deceased former employees and two other individuals, one of whom was a longtime former employee, and the other was a longtime family attorney. However, the number of investments by these individuals declined over time and was, at the time of the application, no longer permitted. In addition, the company managed certain investment entities (e.g., LLCs and limited partnerships) that the family used to purchase assets that involved participation by a non-family member. With the exceptions noted above, the company sought to be declared not a person within the intent of Section 202(a)(11) of the Act as its services were offered almost entirely to members of a single family.

The company did not hold itself out to the public as an investment adviser, did not have public clients in the sense of retail or institutional investors and had no intention of soliciting public clients, was not listed in the phone book, and did not conduct any advertising or marketing. The company provided a limited amount of administrative services to its clients. Additionally, the fees charged by the company were far below market price and intended to cover the company's costs for providing such services.

Similar to Longview Management, Slick Enterprises does not hold itself out to the public as an investment adviser, is not listed in the phone book, does not advertise or conduct marketing activities, and charges fees designed to cover costs as it is not intended to maximize profit for Slick Enterprises. Additionally, while Slick Enterprises provides management, administrative and tax services to four single purpose entities partly owned by three non-family member employees, Slick Enterprises provides investment advice on securities only to members of the Slick Family, entities wholly-owned by, or for the benefit of, members of the Slick Family and a foundation created and funded solely by the Slick Family.

Thus, while several similarities exist between Longview Management and Slick Enterprises, there are also several differences. First, Slick Enterprises was never registered as an investment adviser. Second, Slick Enterprises provides its investment advice on securities solely to Slick Family members, entities the sole owners and beneficiaries of which are members of the Slick Family and the Foundation. In contrast, the company in Longview Management also provides portfolio management services to the families of two employees. The Commission determined that the company in Longview Management was not a person within the intent of section 202(a)(11) of the Act.

In the Matter of Kamilche Company, Investment Advisers Act Release No. 1958 (July 31, 2001) (notice) and 1970 (August 27, 2001) (order), the Kamilche Company was formed to be a holding company of an operating company by the descendants of a couple and the spouses of those descendants. The company performed family office functions for the Kamilche family and trusts, foundations, partnerships, limited liability companies, and other entities created by and for the sole benefit of that family. The services the company provided included, among other things, estate planning, insurance reviews, record keeping, implementation of tax and investment decisions, partnership administration, preparation and analysis of financial statements, and coordination of relationships with accountants, attorneys and investment advisers.

The company's investment advisory services were only a small portion of its overall activities, and the payments received by the company were primarily compensation for administrative, accounting and oversight services it provided rather than for investment advisory services. In Kamilche, similar to Slick Enterprises, the company did not hold itself out to the public as an investment adviser, did not engage in any marketing, and was not listed in the phone book as an investment adviser. Additionally, the family office functions provided in Kamilche are similar to those provided to members of the Slick Family, including the clerical and administrative services provided by Slick Enterprises. The Commission found that the company in Kamilche was not a person within the intent of the Act.

In the Matter of Bear Creek, Inc., Investment Advisers Act Release No. 1931 (March 30, 2001) (notice) and 1935 (April 4, 2001) (order), a corporation was formed to serve as the trustee of certain trusts created by and for the benefit of a family and its descendants. The corporation was registered as an investment adviser under Section 203 of the Act, and provided the following services to the family trusts: (i) acting as trustee, custodian and executor; and (ii) performing other fiduciary services and financial, investment, tax and accounting and other agency and advisory services.

Unlike Slick Enterprises, the corporation in Bear Creek was initially registered as an investment adviser under the Act. The investment-related services provided to the trusts in Bear Creek were limited to trust administration, selection of third-party sub-advisers, and preparation of quarterly reports. Similar to Slick Enterprises, the corporation did not hold itself out to the public as an investment adviser, and did not engage in any advertising or marketing activities. In addition, the corporation in Bear Creek did not solicit or accept the business of persons other than family members and entities wholly-owned by the family. The Commission determined that the corporation in Bear Creek was a person not within the intent of the Act.

In the Matter of Moreland Management Company, Investment Advisers Act Release No. 1700 (February 12, 1998) (notice) and 1706 (March 10, 2998) (order), the Commission also granted relief in a situation substantially similar to Slick Enterprises'. In Moreland, a company was formed by a trust which owned all of the company's stock. The trust existed for the benefit of a single family and its descendants. The company served as the family office of the family and performed services for that trust, including asset allocation, recordkeeping, investment due diligence, federal and state tax advice, coordination of professional relationships with accountants and attorneys, and numerous other responsibilities.

The company's other clients included immediate family members of the family, trusts, foundations, partnerships, and other entities created by the immediate family members or by the trust to serve as an investment vehicle. The company employed fourteen (14) people. Of those employees, only three (3) had any involvement in investment advisory activities. Thus, the principle activities of the company were not investment advisory in nature.

Like Slick Enterprises, the company in Moreland did not provide services to the public and had no intention of soliciting clients from the retail public. The company did have its number in the local phone book but did not engage in any advertising or marketing activities. Only a small portion of the compensation received by the company in Moreland was attributable to its investment advisory activities for its clients. The Commission determined that the Company in Moreland was a person not within the intent of the Act.

In the Matter of Roosevelt & Son, Investment Advisers Act Release No. 54 (August 31, 1949), a general partnership was organized to manage and supervise investments in real and personal property for the account of the partnership and for the estates and trusts in which the various members of the family had an interest or were beneficiaries. Two-thirds of the accounts of the partnership were held by brothers in their capacity as executors and testamentary trustees of estates and trusts in which, for the most part, various members of the Roosevelt family had an interest or were beneficiaries. The remaining accounts were non-family accounts that were originally accepted for such reasons as friendship or former employment with the family and had been steadily declining.

In Roosevelt, the brothers had provided advice to the non-family accounts with respect to securities transactions, and had discretionary power with respect to these accounts. Approximately 80% of the partnership's employees' time was spent on tax return preparation and bookkeeping operations relating to investments. The remaining 20% was devoted to the management of personal and real property owned or held by partners or clients. The Commission granted an order in Roosevelt stating that the partnership was not an investment adviser within the intent of the Act.

Similarly, the Commission granted relief in The Pitcairn Company, Investment Advisers Act Release No. 52 (March 2, 1949). Pitcairn was a corporation whose business consisted of, among other things, holding, investing, and reinvesting its funds for a family, all of whom were the spouses, descendants, or spouses of descendants of three brothers. Incident to the management of its own investments and preparation of its own records and tax returns, the company rendered services to most of its stockholders, including safekeeping and physical handling of securities, the collection of income from such securities, keeping of books of account and records, preparation and filing of income and gift tax returns, payment in some cases of certain family, household, and personal expenses, and rendering of investment advice.

In Pitcairn, three individuals employed by the company devoted a substantial portion of their time to investment advisory services, which were performed substantially *at cost*, as with Slick Enterprises. The company did not solicit retail investors, and did not render any service for a fee to anyone other than an officer or stockholder of the company. The Commission concluded that the company was not an investment adviser within the intent of the Act.

In the Matter of Donner Estates, Inc., Investment Advisers Act Release No. 21 (November 3, 1941), all of the stock of a corporation was held in trust for the benefit of members of a single family. The corporation furnished investment advisory services to a trust created by and for the benefit of members of the same family, and a trust for the benefit of a former employee of a member of the family, a charitable trust, and a charitable corporation created by a member of such family. The corporation did not conduct any investment advisory business with the general public. The Commission found that the corporation was not an investment adviser within the intent of the Act.

VI. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Slick Enterprises, Inc. requests that the Commission issue an Order under Section 202(a)(11)(F) of the Act declaring it and its employees acting within the scope of their employment not to be persons within the intent of the Act. Slick Enterprises, Inc. submits that the Order is necessary and appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Act.

VII. APPLICANT'S CONDITIONS

Applicant agrees that the requested relief will be subject to the following conditions:

1. Slick Enterprises will not provide investment advisory services to any new clients other than the lineal descendants of Earl and Jane Slick and the spouses, ex-spouses and adopted children of the lineal descendants, entities created for their sole benefit, and foundations and charities created by them.

2. A majority of the Board of Directors of Slick Enterprises will at all times be members of the Slick Family.

VIII. ADDITIONAL INFORMATION

Slick Enterprises requests that any questions regarding the Application be directed to Robert E. McLaughlin at Steptoe & Johnson LLP, 1330 Connecticut Avenue, N.W., Washington, DC 20036, telephone (202) 429-8059.

It is desired that the Application become effective without a hearing pursuant to Rule 0-5 under the Act.

IX. AUTHORIZATION AND COMPLIANCE WITH RULE 0-4 UNDER THE INVESTMENT ADVISERS ACT OF 1940

Pursuant to Rule 0-4(c)(1) and (c)(2), Slick Enterprises, Inc. hereby states that under the provisions of its Articles of Incorporation and Bylaws, responsibility for the management of its business affairs is vested in its board of directors and that the board of directors by resolutions duly adopted and attached as Exhibit A to the Slick Enterprises application for an order under section 202(a)(11)(F) of the Investment Advisers Act of 1940 filed with the Securities and Exchange Commission on or about October 26, 2005 ("Original Application") authorized the preparation, and the execution and filing of the Original Application and any amendments thereto including this First Amended and Restated Application. A conformed copy of these resolutions is attached as Exhibit A to this First Amended and Restated Application. Such authorization described in the Original Application is applicable to the individual signing this First Amended and Restated Application and such authorization still remains in effect. All requirements for the execution and filing of this Application in the name and on behalf of Slick Enterprises have been complied with, and the individual who signed and filed this Application is duly and fully authorized to so do. The verifications required by Rule 0-4(d) are attached hereto as Exhibit B. Attached hereto as Exhibit C is the notice to be used by the Commission in giving public notice of this Application and any amendments thereto.

Dated: March 22, 2007

SLICK ENTERPRISES, INC.

By: Earl Slick

Earl F. Slick
President

EXHIBIT LIST

Exhibit A: Authorization of the Board of Directors of Slick Enterprises, Inc.

Exhibit B: Verification of Slick Enterprises, Inc.

Exhibit C: Notice of Application

EXHIBIT A

AUTHORIZATION OF THE BOARD OF DIRECTORS OF SLICK ENTERPRISES, INC.

* * * * *

RESOLVED, that the officers of Slick Enterprises, Inc. (the "Company"), and each of them, are authorized and directed to prepare, execute and file, or to cause to be prepared, executed and filed, with the Securities and Exchange Commission an application or applications (and any amendments thereto as they or any of them deem necessary or appropriate) pursuant to Section 202(a)(11)(F) of the Investment Advisers Act of 1940 (the "Act"), or such other sections thereof or rules thereunder as may be necessary or appropriate, for an order or orders, or amended order or orders, declaring it to be a person not within the intent of the Act.

RESOLVED FURTHER, that any officer of the Company is authorized to take such further action, and to make such representations on behalf of the Company, in any matters relating to such application or any amendment thereto as they or any of them may approve as necessary or desirable.

* * * * *

I, Earl F. Slick, president of Slick Enterprises, Inc., do hereby certify that the above resolutions were duly adopted by the Board of Directors of Slick Enterprises, Inc. on October 21, 2005. I, M. Caroline Gamble, Secretary of Slick Enterprises, Inc. do hereby certify that the above resolutions were duly adopted by the Board of Directors of Slick Enterprises, Inc. on October 21, 2005.

WITNESS my hand this 21st day of October, 2005.

/s/ Earl F. Slick
Earl F. Slick
President
Slick Enterprises, Inc.

/s/ M. Caroline Gamble
M. Caroline Gamble
Secretary
Slick Enterprises, Inc.

Approved:

/s/ Earl F. Slick
Earl F. Slick
Sole Shareholder
Slick Enterprises, Inc.

EXHIBIT B

VERIFICATION OF SLICK ENTERPRISES, INC.

STATE OF ~~NORTH CAROLINA~~ FLORIDA)
)
COUNTY OF Collier)

The undersigned being duly sworn, deposes and says that he has duly executed the attached First Amended and Restated Application dated March 22, 2007 for and on behalf of Slick Enterprises, Inc. ("Slick Enterprises"); that he is the President of Slick Enterprises; and that all action taken by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Earl Slick

Earl F. Slick
President
Slick Enterprises, Inc.

Subscribed and sworn to before me, a Notary Public, this 22nd day of March, 2007.

PAMELA J. BASLER
Notary Public - State of Florida
My Commission Expires Oct 26, 2009
Commission # DD 485914
Bonded By National Notary Assn.

Pamela J. Basler
Name:
My Commission expires: 10-26-2009

EXHIBIT C

NOTICE OF APPLICATION

SECURITIES AND EXCHANGE COMMISSION

[Release No. IA-   ; __________]

Slick Enterprises, Inc.; Notice of First Amended and Restated Application __________, __, 200__

Agency: Securities and Exchange Commission (the "SEC").

Action: Notice of First Amended and Restated Application for Exemption under the Investment Advisers Act of 1940 (the "Act").

Applicant: Slick Enterprises, Inc.

Relevant Act Sections: Applicant requests an order declaring it to be a person not within the intent of Section 202(a)(11) of the Act, which defines the term "investment adviser."

Filing Date:

Hearing or Notification of Hearing: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on __________________, 200_ and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the SEC's Secretary.

Addresses: Secretary, SEC, 100 F Street, N.E., Washington, DC 20549;

For Further Information Contact: ____________________________, [Title] at (202) 942-____ Division of Investment Management, Office of Investment Adviser Regulation.

Supplementary Information: The following is a summary of the application. The complete application is available for a fee from the SEC's Public Reference Branch.

Applicants' Representations:

1. Slick Enterprises, Inc. ("Slick Enterprises") is a "family office" performing services for the members of the extended Slick Family.

2. Slick Enterprises was formed in 2002 to manage the financial affairs and assets of the Slick Family. Slick Enterprises enables the Slick Family to manage its assets in an economic and efficient manner.

3. Slick Enterprises offers investment advice on securities only to individual members of the Slick Family, entities wholly owned directly or indirectly by the members of the Slick Family, various trusts, the sole beneficiaries of which are members of the Slick Family and the Slick Family Foundation, a charitable entity established by the Slick Family. Slick Enterprises also provides management, administrative and tax services to members of the Slick Family, the various Slick Family trusts and the Slick Family Foundation.

4. Slick Enterprises does not solicit clients, use a third person or firm to solicit clients, or hold itself out to the public as an investment adviser. A new client relationship is established through additions to the family.

5. Slick Enterprises acts as the manager of, and provides administrative and tax services to, a number of entities formed by Earl Slick for the purpose of serving as single purpose investment vehicles for the Slick Family. Except for four such entities, all are wholly-owned directly or indirectly by members of the Slick Family. Three senior employees of Slick Family entities who are not members of the Slick Family hold minority ownership interests in the four entities which are not solely owned by members of the Slick Family. Neither Slick

Enterprises nor any employee of Slick Enterprises provides investment advice on securities to any of these entities.

6. Applicant represents that payments that Slick Enterprises receives for its services cover Slick Enterprises' costs, and that Slick Enterprises is not designed, nor does it function to maximize profit for the Slick Family.

Applicants' Legal Analysis:

1. Section 202(a)(11) of the Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as a part of a regular business, issues or promulgates analyses or reports concerning securities..." Section 202(a)(11)(F) of the Act authorizes the SEC to exclude from the definition of "investment adviser" persons that are not within the intent of Section 202(a)(11) of the Act.

2. Section 203(a) of the Act requires investment advisers to register with the SEC. Section 203(b) of the Act provides several exceptions from registration, none of which, Applicant asserts that, with one exception, none would appear to apply to Slick Enterprises. That one exception, the exemption provided by Section 203(b)(3) of the Act, would not provide long-term relief because it could be lost at such time as the number of Slick Family members equaled or exceeded fifteen persons. Applicant also asserts that it would not be prohibited from registering with the Commission under Section 203A(a) because it has assets under management of not less than $25,000,000.

3. Applicant requests that the Commission declare it to be a person not within the intent of Section 202(a)(11). Applicant states that there is no public interest in requiring that it

be registered under the Act because it offers investment services only to members of the Slick Family, entities solely owned by, or for the benefit of, members of the Slick Family and a charitable Foundation, and does not and will not hold itself out to the public as an investment adviser.

For the SEC, by the Division of Investment Management, pursuant to delegated authority.

END